Exhibit (d)(3)

152 West 57th Street, New York, NY 10019

August 17, 2023

CONFIDENTIAL

Catterton Management Company, L.L.C.

599 W Putnam Ave.

Greenwich, CT 06830

Exclusivity Agreement

Ladies and Gentlemen:

In connection with ongoing discussions regarding a potential acquisition of Thorne HealthTech, Inc. (the “Company”) by Catterton Management Company, L.L.C. (“Buyer”) or one of Buyer’s affiliates (such potential acquisition, a “Transaction”), and in consideration for the time and expense to be incurred by Buyer in connection with the Transaction and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Exclusivity. During the Exclusivity Period, the Company and its subsidiaries (collectively, the “Company Group”) will not, and will not instruct, authorize or knowingly permit any of their Representatives to, directly or indirectly, (a) solicit, initiate, or propose the making, submission or announcement of, or knowingly induce, encourage, facilitate or assist, any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal, (b) furnish to any Person (other than to Buyer and its affiliates and Representatives) any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than Buyer and its affiliates and Representatives), in any such case, with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (c) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than informing such Persons of the provisions contained in this letter agreement (this “Agreement”) and contacting the Person making the Acquisition Proposal to the extent necessary to clarify the terms of the Acquisition Proposal); (d) approve, endorse, or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; or (e) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other contract relating to an Acquisition Transaction. During the Exclusivity Period, the Company shall promptly (and in any event within two business days) inform Buyer of the Company’s receipt of an Acquisition Proposal.

2. Definitions. For all purposes hereunder, the following capitalized terms have the following respective meanings:

a. “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by the Buyer or any of their affiliates) to engage in an Acquisition Transaction.

b. “Acquisition Transaction” means any transaction or series of related transactions (other than a Transaction) involving: (i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than Buyer or its affiliates or any group that includes Buyer or its affiliates), whether from the Company or any other Person(s), of securities representing more than 15% of the total outstanding equity securities of the Company (by voting power) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 15% of the total outstanding equity securities of the Company (by voting power) after giving effect to the consummation of such tender or exchange offer; (ii) any direct or indirect purchase, or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than 15% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or (iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold securities representing less than 85% of the total outstanding equity securities of the Company (by voting power) after giving effect to the consummation of such transaction.

c. “Exclusivity Period” means the period beginning upon the execution and delivery of this Agreement and ending upon the earlier of (i) at 9:00 a.m. (Eastern Time) on August 28, 2023, and (ii) such time that Buyer proposes to reduce the per share purchase price in the Transaction from $10.20, or indicates that it no longer wishes to pursue a Transaction.

d. “Person” means any individual, corporation, limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm or other enterprise, association, organization or entity.

e. “Representatives” means, with respect to a Person, its directors, officers, employees, agents, contractors, counsel, advisors, and other representatives.

3. Miscellaneous.

a. This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement, or the negotiation, administration, performance, or enforcement of this Agreement (collectively, the “Relevant Matters”), shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to any choice or conflict of laws provision, rule, or principle (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of any other jurisdiction.

b. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in connection with any Relevant Matter (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties agrees not to commence any legal proceedings with respect to a Relevant Matter except in such Court of Chancery (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any state or federal court within the State of Delaware). By execution and delivery of this Agreement, each party hereto irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes in connection with any Relevant Matter and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The parties irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such party. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by law. The parties hereby waive any right to stay or dismiss any action or proceeding in connection with any Relevant Matter brought before the foregoing courts on the basis of (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason or that it or any of its property is immune from the above-described legal process, (ii) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (iii) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction.

c. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELEVANT MATTER.

d. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. No party hereto shall assign this letter agreement or any of such party’s rights or obligations hereunder without the prior written consent of the other party.

[signature page follows]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute our binding agreement with respect to the subject matter hereof.

Very truly yours,

THORNE HEALTHTECH, INC.

By:	/s/ Paul Jacobson
Name:	Paul Jacobson
Title:	Chief Executive Officer

ACCEPTED AND AGREED:

CATTERTON MANAGEMENT COMPANY, L.L.C.

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	Authorized Agent

[Signature Page to Exclusivity Agreement]